VIA EDGAR

May 30, 2008

Re:	Capmark Financial Group Inc.
Form S-1
Filed March 28, 2008
File No. 333-149970

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Michael Clampitt

Dear Mr. Clampitt:

On behalf of Capmark Financial Group Inc. (the “Company”), we are providing the following response to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission to Gregory J. McManus, Chief Financial Officer, dated April 24, 2008 related to the Registration Statement on Form S-1 filed by the Company on March 28, 2008 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates to certain other information.  To assist your review, we have retyped the text of the Staff’s comment below.  Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 unless otherwise indicated.  The responses and information described below are based upon information provided to us by the Company.

General

1.                          Please confirm to the staff that neither Capmark, nor Goldman Sachs, nor any of their affiliates exchanged any of the Notes listed on the Prospectus cover page pursuant to the Registration Statement declared effective March 26, 2008.  In addition, confirm that neither Capmark, nor Goldman Sachs, nor any of their affiliates has engaged in any market making activities from March 28, 2008 through the date of this letter.

The Company has confirmed that neither the Company, nor Goldman Sachs, nor any of their affiliates exchanged any of the notes listed on the Prospectus cover page pursuant to the Company’s Registration Statement on Form S-4, declared effective on March 26, 2008 (the “Exchange Offer”).  During the period from March 28, 2008 to April 30, 2008, the date of the closing of the Exchange Offer and the cancellation of the unregistered notes, Goldman Sachs did engage in market making activities in the unregistered notes in compliance with Rule 144A under the Securities Act of 1933, as amended.  The Company has confirmed that neither the Company, nor Goldman Sachs, nor any of their affiliates (1) engaged in any market making activities with respect to the publicly registered notes from April 30, 2008, the date of the closing of the Exchange Offer and the issuance of such notes, through the date of the Staff’s letter to the Company or (2) engaged in any market making activities in the public notes since that time in light of the pending status of the Registration Statement.  To the extent any of the above confirmations are made with respect to any person or firm other than the Company or any of its subsidiaries, such confirmation is based solely on information obtained by the Company from inquiries of such person or firm.

Summary Historical Consolidated Financial and Other Data, page 18

2.                          Please revise to disclose why you exclude acquired non-performing loans in your “non-performing assets” ratios as disclosed in note 11.  Additionally, please revise to present the corresponding ratios which include acquired non-performing loans.

The Company has revised its disclosure on page 23 to explain why it has excluded acquired non-performing loans in its “non-performing assets” ratio.  For the reasons stated in the revised disclosure, the Company respectfully submits that it would not be appropriate to include “acquired non-performing loans” in the numerator of this ratio.

Risk Factors

General

3.                          Your introductory paragraph implies that you have disclosed some, but not all, of the risks associated with investing in the notes.  Please revise to delete this language.  You must disclose all risks that you believe are material at this time.

The Company has revised the introductory paragraph in the Risk Factors section on page 24 to remove the suggestion that the risks described in the Risk Factors section include some, but not all, of the risks associated with investing in the notes.

4.                          The purpose of the risk factors section is to discuss the most significant factors that make investing in the security speculative or risky.  It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances.  However, you make several references throughout this section to the company’s inability to offer assurances as to certain aspects of the company’s business.  For example, you state that you cannot assure investors that your hedging activities will effectively mitigate certain market risks inherent in your business operations.  Instead of stating the company’s inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

In response to the Staff’s comment, the risk factors that previously made reference to the Company’s inability to offer assurances have been revised to delete such references.

5.                          You disclose on page 145 that approximately 87% of the company’s assets in its Asian Operations segment are located in Japan and that the segment’s Japanese operations accounted for approximately 81% of the segment’s total revenue in 2007.  Thus, it appears that the company is vulnerable to a Japanese economic slowdown.  Please consider addressing this risk in the risk factors section.

In response to the Staff’s comment, the Company has revised the risk factors with the headings “Our business is significantly affected by general business, economic and cyclical market conditions, particularly in the commercial real estate industry, and accordingly, our business could be harmed in the event of an economic slowdown or recession or a market downturn or disruption” and “Our business outside the United States exposes us to additional risks, including foreign currency exchange rate risks, that may adversely affect our results of operations” on pages 24 and 27 to more specifically address its significant operations in Japan and the risk of economic instability or slowdowns in that country.

Changes in prevailing interest rates ..., page 26

6.                          This risk factor explains that a change in interest rates could result in a margin call under cash collateral accounts maintained in connection with certain hedging transactions.  Please revise to briefly define that term and explain the effects of a margin call so that investors may better understand and appreciate the risk being described.

The Company has revised the risk factor entitled “Changes in prevailing interest rates, credit spreads and credit availably may adversely affect our results of operations and financial condition” on pages 26-27 to describe margin calls under cash collateral accounts and explain the resulting effects.

LIHTC Yield Guarantees, page 52

7.                          Please revise to explain why the fair value of the LIHTC yield guarantees was so much greater than their carrying value immediately prior to the sponsor transactions.

In response to the Staff’s comment, the Company has revised the language on pages 51-52 to explain why the fair value of the LIHTC yield guarantees was greater than the carrying value of the liability immediately prior to the Sponsor Transactions.  The following is a more technical accounting analysis of that explanation:

In applying push-down accounting, the liability for LIHTC yield guarantees was based on fair value, in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 141.  Because the liability includes both a contingent component (i.e., probable and estimable losses) and the fair value of a non-contingent component (i.e., the estimated value of standing ready to honor the guarantees), the Company used substantially the same approach to estimate the liability as the approach described in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34,”  or “FIN 45.”  The Company does not routinely account for the liability based on FIN 45 because of the scope exception described in paragraph 7.f. of the interpretation.   Therefore, prior to the application of push-down accounting, the Company had recorded only the contingent component of the liability, pursuant to requirements of SFAS No. 5, “Accounting for Contingencies.”

The fair value of the liability recorded in push-down accounting, including the non-contingent component, is substantially higher than the amount of the contingent component alone because it reflects the estimated premium that a third party guarantor would require to assume the liability, considering the long-term nature of the guarantees (generally 12 to 17 years), the substantial risks and uncertainties associated with the properties owned by the partnerships in which the guaranteed funds are invested and the guarantor’s expectation of a reasonable return.  The risks and uncertainties associated with these properties include the number of properties undergoing construction or rehabilitation, the number of non-stabilized properties, risks relating to potential delays in construction, increases in construction costs, inability to achieve or maintain adequate occupancy rates, property mismanagement and property damage from floods, fires or other causes, among others. The Company believes that these risks and uncertainties would have been taken into account by third parties in determining the amount to be charged for assuming the guarantee liability as of March 23, 2006, even though many of such risks did not give rise to a probable and estimable loss at that date.

In determining the reasonableness of the Company’s determination of fair value of the guarantee liability, the Company was assisted by an independent valuation firm.  The valuation method involved a detailed analysis, on a fund-by-fund basis, of the facts and circumstances related to the terms of the guarantees; the rent rolls, physical condition, funding status and other elements of the multi-family properties included in the lower-tier partnerships; the premiums charged by third-party guarantors for certain similar guarantees; and such other factors as the Company and the independent valuation firm believed were appropriate to consider.

Impact of LIHTC Operations, page 66

8.                          Please tell us how you determined it was appropriate to record the charge for your LIHTC guarantee on a net basis with “Structuring Fees and Investment Syndication Income” as noninterest income.

The Company follows the guidance afforded in Statement of Position 92-1, “Accounting for Real Estate Syndication Income” (“SOP 92-1”) with respect to the revenue recognition for syndication activities.  SOP 92-1 provides that SFAS No. 66 should be applied to the recognition of profit on real estate syndication transactions, except for syndication fees.  The recognition of syndication fees is governed primarily by SOP 92-1, paragraphs 26 through 38.  The Company has specifically relied upon the guidance in paragraph 33 to determine that it is appropriate to record charges for its LIHTC guarantees on a net basis with “Structuring Fees and Investment Syndication Income” as a component of noninterest income.  Paragraph 33 states:

If syndicators are exposed to future losses or costs from (a) material involvement with the properties, partnerships, or partners or (b) uncertainties regarding the collectibility of partnership notes, they should defer income recognition on syndication fees and fees for future services until the losses or costs can be reasonably estimated. Syndicators should reduce income recognized by the estimated losses or costs.

After syndication of the LIHTC partnerships, the Company provides certain guarantees related to the investment yield performance of guaranteed syndicated real estate partnerships that consist primarily of a financing liability, initially equal to the amount of equity contributed by each tax credit fund investor, payable to such investor.  In accordance with paragraph 33 of SOP 92-1, the Company defers income recognition on syndication fees until it is able to reasonably estimate the potential losses and costs of the investment yield guarantee.  The Company believes that its accounting presentation for recording the charges for LIHTC guarantees on a net basis with “Structuring Fees and Investment Syndication Income” to be an appropriate application of SOP 92-1.

9.                          Please consider revising to include a quantified example how a typical LIHTC transaction impacts your financial statements at the inception of a transaction and thereafter.  Specifically describe how the liability for affordable housing guarantees is measured at inception and reduced thereafter, how guarantee costs are recognized and how investment tax credits are recognized and delivered to investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 65-67 to describe in more detail how the liability for affordable housing guarantees is measured and how the guarantee costs are recognized and how investment tax credits are recognized and delivered to investors.  Additionally, the Company has existing disclosure on pages 100-101 that also describes how the liability is measured and reduced as tax credits are delivered to investors.  We respectfully submit that the combination of the responses to this comment and the detailed rollforward of the LIHTC reserve liability as incorporated in our response to comment #38 sufficiently describes the impact of our LIHTC activities on our consolidated financial statements.

10.                   Please revise to disclose how you estimate the amount of the guarantee liability that will be used to cover estimated guarantee costs and the amount that will be amortized into future income.

In response to the Staff’s comment, the Company has revised the disclosure on pages 65-67 to describe how it estimates the amount of the guarantee liability that will be used to cover estimated guarantee costs and the amount that will be amortized into future income.

Results of Operations, page 71

General

11.                   We note you provide an analysis of your results of operations for the periods presented by segment, except for the Corporate and Other segment.  We also note that this segment had a material affect on your financial results.  Therefore, please revise to include an analysis of the results of operations for the Corporate and Other segment for the periods presented.

In response to the Staff’s comment, the Company has included a brief discussion of the operations of this category in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 70-71.  The Company respectfully notes that “Corporate and Other” is not a segment, but rather a category that principally includes the Company’s corporate activities, along with certain accounting consolidation, elimination and push down adjustments.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 72

12.                   Due to the significance of the charge taken in 2006 related to the loan to a joint venture in Germany, please revise to provide additional details regarding the underwriting of the loan (date originated, total amount of loan, LTV, collateral, etc.) and the facts and circumstances that led to the loan loss provision for $46 million.  Please revise to discuss the ultimate resolution of this loan, i.e., the subsequent collection or charge-off of the loan.

In response to the Staff’s comment, the Company has expanded the disclosure regarding the loan to the German joint venture on page 75.  The expanded disclosure includes certain facts and circumstances that led to the $46 million loan loss provision and the loan’s ultimate resolution.

Management’s Discussion and Analysis …, page 88

13.                   Please revise to clarify management’s reasoning for reclassifying approximately $4.5 billion of loans as held for investment.

The Company has revised the disclosure in “Management Discussion and Analysis of Financial Condition and Results of Operations- Valuation of Loans Held for Sale” on page 95 to clarify management’s reasoning for reclassifying approximately $4.5 billion of loans as held for investment.

Liquidity and Capital Resources, page 98

14.                   Noting the significant exposure and potential impact on the company’s near- and long-term liquidity resulting from the recent limitations in the availability of repurchase financing and its ability to sell loans or securitize, consider the need to add a “Recent Developments” section to briefly discuss any adverse effects on liquidity, capital resources and revenues resulting from these or other items since December 31, 2007.

In response to the Staff’s comment, the Company has revised the “Liquidity and Capital Resources” section on pages 105-108 to address the items identified by the Staff.  We also respectfully direct the Staff’s attention to the “Outlook and Recent Trends” section on pages 71-72, which the Company has revised to expand the disclosure about adverse effects on liquidity, capital resources and revenues resulting from the disruption in the credit and debt markets.

15.                   Please revise to expand your disclosure regarding your deposit liabilities. For example, please address the following:

a.                                      Disclose the underlying reasons why/how you increased your deposit liabilities by $2.6 billion from December 31, 2006 to December 31, 2007.

The Company has expanded its disclosure on page 111 to explain why it increased its deposit liabilities from December 31, 2006 to 2007.

b.                                      Discuss target levels for deposits.

The Company has expanded its disclosure on page 111 to explain why it does not set target levels for its brokered deposits.

c.                                       Discuss your strategy related to brokered deposits.

The Company has expanded its disclosure on page 111 to discuss its strategy related to brokered deposits.

d.                                      Discuss the risk associated with the brokered deposit market.

The Company has expanded its disclosure on page 111 to discuss the risks it believes are associated with the brokered deposit market.

e.                                       Discuss how you will replace this funding should you not be able to rollover your brokered deposits.

The Company has expanded its disclosure on page 111 to discuss alternative sources of funding it plans to access if it cannot access the brokered deposit market.

Secured Funding, page 105

16.                   Please disclose whether any of your lenders under your repurchase agreements initiated margin calls as a result of declining collateral value in 2007.

The Company has revised its disclosure in note 4 on page 110 to identify whether any of its lenders under its repurchase agreements have initiated margin calls as a result of a decline in the fair value of its collateral in 2007.

Guarantees and Off-Balance Sheet Transactions, page 110

17.                   Revise to make the disclosures required by Item 303(a)(4)(i)(C) of Regulation S-K, specifically with regard to the first clause of the requirement.

The Company has revised its disclosure on pages 119-120 to incorporate the disclosures required by Item 303(a)(4)(i)(C) of Regulation S-K, specifically with regard to the first clause of the requirement.

Business

Asian Operations

Acquisition of Non-Performing and Under-Performing Loans, page 145

18.                   Please disclose in note (1) to the table the loans’ outstanding principal balance at the time of acquisition.

The Company has revised the disclosure on pages 154-155 to explain why it presents the book value of the acquired non-performing loans rather than their principal outstanding balance in the table.  For the reasons stated in the revised disclosure, the Company respectfully submits that it would not be appropriate to include the outstanding principal balance of the acquired non-performing loans at the time of acquisition.

Management, page 161

General

19.                   Although you identify certain directors as being independent for purposes of serving on the board’s audit committee, it is unclear whether other board members are considered independent for purposes other than serving on the audit committee.  Please identify each director that is independent, noting the independence standards used.  Refer to Instruction 2 to Item 407(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 175 to disclose that, under the application of the NYSE standards for director independence applicable to “controlled companies,” it would not be required to have a board of directors composed of a majority of independent directors and has not made any determination as to the independence of a majority of the directors serving on its board of directors.

Compensation Committee Interlocks and Insider Participation, page 168

20.                   Please confirm that no person who served as a member of the compensation committee during the last completed fiscal year fell within the category of persons identified in Item 407(e)(4)(i) of Regulation S-K.

The Company confirms that none of Messrs. Nuttall, Dammerman, Feldstein, Hubbard, Katz or Kruger was, during the last fiscal year, or at any prior time, an officer or employee of the Company.  Further, none of the members of the Executive Development and Compensation Committee had any relationship with the Company requiring disclosure pursuant to Item 404 of Regulation S-K, except as reflected in the revised disclosure on page 177.

Director Compensation

Reimbursement of Business Expenses, page 170

21.                   You disclose that you reimburse non-employee directors for certain expenses relating to their board service.  Please include these amounts in the All Other Compensation column of the Director Compensation Table.  Include a footnote detailing the amounts reimbursed pursuant to the company’s policy.  Refer to Item 402(k)(2)(vii) of Regulation S-K.

The Company currently discloses under the section “Management — Director Compensation — Reimbursement of Business Expenses” that “Non-employee directors are also entitled to reimbursement for their travel, lodging and other out-of-pocket expenses relating to their board service.” The expenses that are reimbursed to directors are not considered to be “compensation” to those directors and therefore, the Company has advised us that these amounts are not properly reportable under the “All Other Compensation” column of the Director Compensation Table.  The Company believes that reimbursement of expenses to directors should not be considered to be a perquisite or personal benefit.  As stated in SEC release 33-8732A on executive compensation disclosure, “[a]n item is not a perquisite or personal benefit if it is integrally and directly related to the performance of the executive’s duties.” The Company has advised us that it considers all of the expenses related to board service reimbursed to directors to be “integrally and directly related to the performance” of their duties as they are limited to expenses incurred in order to attend board and committee meetings and perform their related board service and therefore, does not consider them to be perquisites or personal benefits and have not included such amounts in the All Other Compensation column.  Finally, the Company does not believe that the reimbursement of business expenses qualifies as any of the other items listed under Item 402(k)(2)(vii).

Executive Compensation

Compensation Discussion and Analysis, page 172

General

22.                   Please discuss whether the Executive Development and Compensation Committee seeks to maintain any relationship among the various elements of compensation and whether the committee’s decisions regarding one element of compensation impacts its reasoning with regard to other elements of compensation.  Refer to Item 402(b)(1)(vi) of Regulation S-K.  For example, please discuss how the size of the change-in-control payments impacted current compensation decisions or how the size of equity awards impacted cash incentive payments.

As described on page 181, the Company considers several factors in setting the mix and amounts of compensation elements for its executives, including its compensation philosophy, its financial and operational performance relative to peers and industry standards, alignment of executive interests with stockholder interests, total compensation and the combination of compensation elements, and ability to attract, retain and motivate executives.

In response to the Staff’s comment, the Company has revised the “Compensation Discussion & Analysis” on page 187 to describe the relationship among the various elements of compensation.

Summary Compensation Table, page 177

23.                   Please advise us as to why you have excluded from the column All Other Compensation the payment to Mr. Baio for his 400,000 shares of the company’s common stock.

The Company has excluded the payment to Mr. Baio for his 400,000 shares of the Company’s common stock because it does not believe that such payment is properly considered to be compensatory in nature.  The shares that were repurchased pursuant to Mr. Baio’s separation agreement were originally purchased by Mr. Baio for cash and represent the purchase of assets at fair value rather than any type of compensation.  In response to the Staff’s comment, the Company has included on page 189 a cross- reference in the footnote to the Summary Compensation Table relevant to Mr. Baio to the section entitled “Certain Relationships and Related Person Transactions” where it has also included the description of the repurchase pursuant to Item 404(a) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 186

24.                   Revise this section to discuss how it was determined that the size of the termination and change-in-control payments was appropriate.  Refer to Item 402(j)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure under “Compensation Discussion & Analysis” on pages 185-186 to describe how it determined that the termination and change-in-control payments are appropriate.

Certain Relationships and Related Person Transactions, page 188

General

25.                   Please provide the information required by Item 404(b) of Regulation S-K.

In response to the Staff’s comment, the Company has provided a description of its related person transaction policy as required by Item 404(b) of Regulation S-K on page 206.

26.                   Please confirm that no discounted loans have been made to officers and directors or their family members.

The Company confirms that no discounted loans have been made to officers and directors or their family members during any of the periods presented in the Registration Statement.

Description of the Notes

Optional Redemption, page 210

27.                   You disclose that the floating rate notes may be redeemed on or after November 10, 2008 and that the fixed rate notes may be redeemed at any time after issuance.  Please describe how early redemption may affect an investor’s investment in the notes (i.e., call risk).  Consider including a similar discussion in the risk factors section.

The redemption feature of the notes is a standard feature and is fully disclosed throughout relevant portions of the Registration Statement including in the description of the notes on pages 222-224. The Company does not believe that the redemption feature involves any material risk to the holders of floating rate notes because the interest on the floating rate notes is based on a spread over the three-month LIBOR rate and holders whose notes are redeemed will be able to reinvest the proceeds in other investments based on the three-month LIBOR rate.  The Company does not believe that the redemption feature involves any material risk to the holders of the fixed rate notes because the redemption price includes a redemption “make-whole” premium of the sort commonly found in comparable debt issues. Accordingly, we respectfully submit that the particular redemption terms of these particular notes do not pose a material risk requiring additional disclosure.

Consolidated Financial Statements

General

28.                   Please revise to disclose the facts and circumstances related to your transfer of $257 million in securities from trading to available for sale during 2005.

In response to the Staff’s comment, the Company has revised the disclosure on page F-33 to address the facts and circumstances behind the transfer.

29.                   Please tell us how you determined push down accounting is appropriate considering that less than 80% of the voting interests of the registrant were acquired.  Please identify the authoritative guidance on which you relied in making your determination that push down was appropriate, and provide us with your analysis of that guidance. Clearly address how you considered EITF D-97.

The Company evaluated the following authoritative guidance to determine that push down accounting was appropriate: EITF Topic No. D-97, “Push-Down Accounting” (the “EITF D-97”) and SEC Staff Accounting Bulletin No. 54, “Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase” (“SAB 54”).

In SAB 54, the Staff indicated that push down accounting is required in purchase transactions that result in an entity becoming substantially wholly-owned.  In determining whether a company has become “substantially wholly-owned,” paragraph 2 of EITF D-97 provides that push-down accounting: (i) would be required if 95% or more of the company is acquired, absent outstanding public debt or preferred stock that may impact the ability to control the form of ownership; (ii) would be permitted if 80% to 95% is acquired; and (iii) would be prohibited if less than 80% is acquired.

Collaborative Group Determination

EITF D-97 explains that it is appropriate to aggregate the holdings of those investors who both “mutually promote” the acquisition and “collaborate” on the subsequent control of the investee. If the investors were to constitute this “collaborative group,” the investee would need to combine their interests for the purposes of applying the percentage-ownership thresholds discussed above.

A member of a collaborative group would be any investor that helps to consummate the acquisition and works or cooperates with the subsequent control of the acquired company.  For purposes of assessing whether an investor is part of a collaborative group, EITF D-97 provides that a rebuttable presumption exists that any investor investing at the same time as or in reasonable proximity to the time others invest in the investee (in our case, the Sponsor stockholder and the Management stockholders, as those terms are defined in the Registration Statement) is part of the collaborative group with the other investor(s).  Additionally, footnote 2 of EITF D-97 requires that preexisting investors (in our case, GMAC) should be evaluated for inclusion in the collaborative group on the same basis as new investors.

On March 23, 2006, the Sponsor stockholder and the Management stockholders invested approximately $1.5 billion and $74 million in the Company, respectively, through the acquisition of shares from GMAC and the issuance of shares from the Company. The resulting ownership percentages on March 23, 2006 were approximately 74% Sponsor stockholder, approximately 21% GMAC and approximately 5% Management stockholders.  Because all such investors invested, or in the case of GMAC rolled its existing ownership, in the Company in a single transaction, the rebuttable presumption was created that the Sponsor stockholder, GMAC and the Management stockholders are part of a collaborative group.

Based on analysis of the facts and circumstances of the investment transaction, including all relevant legal documents, the Company concluded that the Sponsor Stockholder, GMAC and the Management stockholders did not overcome the presumption that they were members of a collaborative group.  The key factors that led the Company’s conclusion were as follows:

•                  GMAC and the Management stockholders promoted the investment transaction by soliciting the Sponsor stockholder to invest in the Company.

•                  In certain instances, in connection with a proposed sale by the Sponsor stockholder, the Sponsor stockholder can require GMAC and the Management stockholders to sell its/their investment in the Company pursuant to drag-along rights that effectively limit these investors’ ability to manage their own risk and rewards of ownership.

•                  GMAC’s “special rights” to a minimum number of board seats that may be disproportionate to their ownership percentage.

•                  GMAC and the Management stockholders require approval from the Sponsor stockholder to transfer their shares subject to passage of time and certain defined public offering and exit events.

The Company concluded that push-down accounting is required to be applied to the Company’s consolidated financial statements as of March 23, 2008, pursuant to SAB-54 and EITF D-97, because the Sponsor stockholder, GMAC and the Management stockholders, qualify as a collaborative group that acquired over 95% of the Company.

Consolidated Balance Sheet, page F-4

30.                   Please tell us how you determined the line item “Real Estate Syndication Proceeds” is an accurate title considering it included amounts other than proceeds from real estate syndications.  Alternatively, please revise to reclassify amounts that do not represent proceeds from real estate syndications to a different line item.

In response to the Staff’s comment, the Company has changed the title of the line item to be “Real estate syndication proceeds and related liabilities” to further clarify that it included LIHTC liabilities.  See response to comment #8 above.

Consolidated Statement of Income, page F-5

31.                   If you are able to support the use of push down accounting, please revise to present the periods in which you use a historical basis of accounting on a separate page as compared to the periods in which you use a blended basis as a result of your push down accounting.  Alternatively, please separate the predecessor columns from the successor columns with a thick black line.

In response to the Staff’s comment, the Company has separated predecessor columns from the successor columns with a thick black line.

Consolidated Statement of Changes in Stockholders’ Equity, page F-6

32.                   Please tell us and briefly disclose in your footnotes why you recorded the dividend paid to your parent in 2006 as a reduction of Capital Paid in Excess of Par Value instead of Retained Earnings.

In response to the Staff’s comment, the Company has revised the disclosure on page F-15 to explain why it recorded the distribution as a reduction of capital paid in excess of par value.  In addition to the changes on page F-15, the Company has also revised the characterization in its consolidated statements of changes in stockholders’ equity and cash flows, reflecting the appropriate characterization as a return of capital.

Note 1. Organization and Operations page F-10

33.                   Please revise to describe how the capital maintenance agreement with the FDIC will affect your financial condition and future operating performance.  For example, disclose how the agreement will affect your long-term strategies, future growth plans, potential variability of your earnings and cash flows, etc.

In response to the Staff’s comment, the Company has inserted the requested disclosure on page 164 (although it has deleted the reference to the capital agreement from Note 1 to the audited consolidated financial statements because it concluded such disclosure was not required for the note).

Note 3. Basis of Presentation and Significant Accounting Policies, page F-13

General

34.                   Please revise to more clearly disclose how you measure and recognize low-income housing tax credits in your financial statements. Additionally, disclose the specific line items in which the amounts are presented.

In response to the Staff’s comment, the Company has revised the note on page F-25 to disclose how the Company measures and recognizes low-income tax credits in its financial statements.

Additionally, the Company has LIHTC partnerships that are consolidated on its financial statements under the applicable consolidation guidelines (FIN 46-R and SFAS 66) in which outside investors in those partnerships maintain minority interests.  Any tax credits generated from those partnerships are not reflected in the Company’s consolidated financial statements due to the fact that partnerships do not recognize income taxes or credits; rather, those taxes and credits are passed through to the investors in those partnerships based on their respective ownership interests.

Business Combination, page F-14

35.                   You state on page 52 that the column for “Push Down Adjustments” on page F-15 includes adjustments unrelated to push down accounting (cash from the issuance of shares of common stock, capitalized debt issuance costs, etc.).  If you are able to support your use of push down accounting, please revise to have a separate column for adjustments unrelated to the push down accounting.

In response to the Staff’s comment, the Company has revised the table on page F-15 to separate other Sponsor Transactions adjustments as described on page 53.

Operations Held for Sale, page F-15

36.                   Please tell us how you analyzed and determined that the portion of the affordable housing platform sold in 2007 did not have operations and cash flows that could be clearly distinguished from the rest of the company.  Additionally, tell us if you have any significant continuing involvement in the operations of the affordable housing platform after the disposal.  Refer to paragraph 41 of SFAS 144.

As discussed in paragraph 41 of SFAS No. 144, a component of an entity is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. In determining whether the portion of the affordable housing debt platform that was sold (the “Sold Assets”) could be considered a component under paragraph 41 of SFAS No. 144, the Company’s management first analyzed the lowest level of separately identifiable cash flows associated with the Sold Assets. The Company’s analysis concluded that the lowest level of separately identifiable cash flows associated with the Sold Assets represents the North American Affordable Housing operating segment, which consists of an affordable housing debt and an affordable housing equity platform. The analysis determined that cash flows of the Sold Assets could not be segregated at a lower level than the operating segment due to certain shared and allocated expenses within the segment. Further, the analysis demonstrated that only a portion, and not all, of the assets associated with the affordable housing debt platform were sold.  As a result, the Company’s management concluded that the Sold Assets did not meet the definition of a component and accordingly would not be considered a disposal group under SFAS No. 144 and, thus, should not be reported as discontinued operations.

Following the sale in 2007, the Company does not have any significant continuing investment in the operations of the Sold Assets.

Valuation and Impairment of Mortgage Servicing Right, page F-22

37.                   Please tell us how your policy of recognizing originated mortgage servicing rights based upon their relative estimated fair value when the related loans are sold is consistent with the guidance in paragraph 10a and 13 of SFAS 140 which requires servicing to be initially measured at fair value.

As required under SFAS No. 140, the Company recognizes originated mortgage servicing rights based upon their fair value upon the completion of any transfer and not their “relative” fair value.  The Company has revised its disclosure on page F-22 accordingly.

Liability for Low-Income Housing Tax Credit Guarantees, page F-22

38.                   Please revise to provide a roll forward of the balance in the “Real Estate Syndication Proceeds” line item for all periods presented and describe where each amount in the roll forward is presented in the statement of cash flows.

In response to the Staff’s comment, the Company has revised the disclosure on page 66, incorporating a detailed rollforward of the balances of the “Real estate syndication proceeds and related liabilities” line item for all periods presented.

39.                   Please revise here or in MD&A to provide a detailed breakdown by nature (proceeds received, liability for LIHTC guarantee, etc.) of amounts recorded in the “Real Estate Syndication Proceeds” line item.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 to provide additional information on the nature of the amounts recorded in “Real estate syndication proceeds and related liabilities” line item.

Loans Held for Investment, page F-25

40.                   Please revise to disclose, if true, that you have the intent and ability to hold for the foreseeable future or until maturity or payoff all loans held for investment.  If you are unable to make this assertion, please tell us how your classification is consistent with the guidance in paragraph 6 of SFAS 65 and paragraph .08a of SOP 01-6.

In response to the Staff’s comment, the Company has revised the disclosure on page F-25.

Equity Instruments, page F-25

41.                   Please revise to disclose how you assess whether a loss in value of an equity method investment is other than a temporary.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-26-27 to describe how it assesses whether a loss in value of an equity method investment is other-than-temporary.

Note 4. Investment Securities, page F-31

42.                   Please revise to significantly expand your disclosure regarding how you determined that the unrealized losses related to beneficial interests in CMBS, ABS and CDO’s are not other-than-temporary.  For example, provide additional discussion of the “unfavorable market conditions,” when and why you believe market conditions will recover and provide information about the credit analysis you performed.  The information you provide should allow an investor to understand the scope and nature of the procedures performed and how the results of this analysis allowed you to conclude that the impairment was not other-than-temporary.  Refer to 17.b of FSP Nos. 115-1 and FAS 124-1.  If true, please revise to confirm that you expect to collect the full contractual amounts on these debt securities.

In response to the Staff’s comment, the Company has expanded its disclosure on pages F-34-35 regarding other than temporary losses it recognized relating to its CMBS, ABS and CDO portfolio.  With respect to the confirmation requested in the last sentence of this comment, since the contractual terms of the relevant investment securities owned by the Company contemplate a reduction of payments if the underlying assets supporting those securities are not paying in accordance with their contractual terms, the Company confirms its expectation that it will realize the amortized cost of its investment securities.

Note 5. Loans Held for Sale, page_F-35

43.                   Please revise to explain the specific reasons why your intent and/or ability to hold the $4.5 billion of transferred loans to maturity changed during the 3rd and 4th quarters of 2007.

In response to the Staff’s comment, the Company has revised the disclosures on pages 95 and F-36.

44.                   Please tell us how you determined that you had the intent and ability to hold the transferred loans for the foreseeable future, or until maturity or payoff.  Specifically address your consideration of liquidity needs, capital requirements, and historical practices of selling loans.

In concluding that the Company had the ability and intent to hold the transferred loans for the foreseeable future or until maturity or payoff, the Company considered the following:

•                  The fact that, in light of the various sources of liquidity available to the Company, including its cash, cash equivalents and the availability of bank and deposit funding, the Company’s liquidity needs did not require that the Company pursue an economically unattractive sale of those loans and that the Company had sufficient liquidity sources to support the loans for the foreseeable future or until maturity or payoff;

•                  The capital requirements applicable to the Company’s various subsidiaries that hold such transferred loans, and the Company’s conclusion that such subsidiaries would continue to meet all such applicable capital requirements if such transferred loans were held for the foreseeable future or until maturity or payoff; and

•                  The Company’s historical practice of holding for sale substantially all of its originated loans was no longer an appropriate strategy in light of the returns expected to be achieved upon sales under current market conditions and as compared with the returns to be achieved from principal and interest payments on the loans.

45.                   On the date of transfer, please tell us how you determined the foreseeable future as defined by the applicable literature, and specifically tell us the length of time that was the foreseeable future.  Specifically tell us the factors and evidence you considered to support your determination.

The Company only transfers loans held for sale to held for investment when it intends to hold those loans for the foreseeable future or until maturity or payoff. In determining the ‘‘foreseeable future’’ for ‘‘held for investment’’ loans, the Company considers not only its ability and intent to hold the loans, but also evaluates 1) its current financial condition and liquidity positions, 2) its existing capital requirements, 3) its current business strategy and operating plans, 4) current economic environment and market conditions, and 5) the nature and type of loans, including expected durations. Although the Company has not determined that any specific period of time comprises the foreseeable future, it considers all facts and circumstances that are currently known or reasonably expected to occur at the time of transfer that would affect the Company’s ability or intention to hold the loan to maturity or payoff.  Loans are periodically reviewed and re-evaluated to determine the appropriateness of their classification. The Company will consider future transfers as significant facts and circumstances arise, including significant changes in interest rates, costs of funds, and changes in margin spreads.

46.                   Please tell us if you believe there is a minimum amount of time you must hold the loans for investment before you can transfer them back to held for sale.  For example, do you believe you can transfer the loans back to held for sale as soon as the markets recover?

The Company does not believe that the loans held for investment would be transferred back to “held for sale” solely based upon the recovery of the market or solely based upon the passage of time.  The Company expects loans transferred to “held for investment” will be held for the foreseeable future or until maturity or payoff.  However, there may be facts and circumstances that could cause the Company to re-evaluate its ability and intent to hold loans for investment.  These circumstances may include changes in the Company’s financial position, changes to the Company’s liquidity sources, changes to the Company’s strategies that would affect its need for liquidity in the future, and market conditions impacting the Company’s capital position.

47.                   Please tell us the specific facts and circumstances you believe would allow you to transfer the loans back to held for sale.

Please see the response to the comment #46 above.

48.                   Please provide us detailed information regarding your methodology to determine fair value of the loans on the transfer date.

In determining the fair value of loans on the transfer date, the Company utilized its standard valuation methodology for loans held for sale, as discussed on pages F-17-18.

Loans Held for Investment, page F-37

49.                   Please revise to provide a tabular bifurcation of your loan portfolio and the roll forward of your allowance for loan losses between SOP 03-3 loans and non SOP 03-3 loans.

The Company has provided additional disclosure related to acquired or purchased (SOP 03-3) non-performing loans on page F-39.  It is important to note that the Company does not maintain an allowance for loan loss on such loans because when impairments are identified the carrying amount of the loans are immediately written down, in accordance with paragraph .04 of SOP 03-3.

Note 13. Variable Interest Entities

CMBS Securitization Trusts, page F-52

50.                   Please tell us whether you provide liquidity support and/or have purchased assets from special purpose entities established related to collateralized debt obligation transactions.  If you have, tell us the facts and circumstances related to this activity and how you considered this in your determination of whether or not to consolidate the entities.

The Company has not provided liquidity support to or purchased assets from special purposes entities established related to its collateralized debt obligations transactions.

51.                   You disclose that assets in trusts in which you are not considered the primary beneficiary are reported as loans held for investment in the consolidated balance sheet.  Please tell us the authoritative guidance on which you rely to consolidate these assets.

The assets in trust in which the Company is not considered the primary beneficiary relate to two European CMBS securitizations sponsored by the Company in 2005 and 2006 that failed to meet the criteria to achieve sale accounting.

In order to obtain sale accounting treatment, the Company generally structures its CMBS trusts as qualifying special purpose entities, or QSPEs, in accordance with the requirements of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Paragraph 35(c)(2) of SFAS No. 140 allows a QSPE to hold passive derivative financial instruments that pertain to beneficial interests issued or sold to parties other than the transferor, its affiliates, or its agents.  A passive derivative is defined in paragraph 40(b) of SFAS No. 140 as a derivative that has a notional amount that does not initially exceed the amount of those beneficial interests and is not expected to exceed them subsequently.

In evaluating its European securitization transactions, the Company determined that the notional derivative balances in these securitization trusts exceeded the notional amount of beneficial interests issued by the applicable trust to non-transferor beneficial interest holders at closing.  Accordingly, these securitization trusts did not meet the requirements of paragraph 35(c)(2) of SFAS No. 140 and did not qualify as QSPEs.

Because QSPE status was not achieved for these transactions, the Company was required to consider paragraph 9 of SFAS No. 140 to determine whether the sale accounting criteria had been achieved.  Paragraph 9(b) requires that each transferee has the right to pledge or exchange the assets it received. The European CMBS trusts are restricted from pledging or exchanging the assets they receive as transferees.  The provisions of paragraph 9(b) of SFAS No. 140 allows CMBS structures that utilize a QSPE trust to “look through” to the ultimate rights of the interest holders, without considering the restrictions placed on any of the intermediate entities that are used in the transfer. In this way, transfers to a QSPE meet the requirements of paragraph 9(b) if the interest holders have the right to pledge or exchange their interests.

Because these two European CMBS trusts did not qualify for QSPE status and the European CMBS securitizations did not meet the requirements of paragraph 9(b), sale accounting treatment was not achieved.  This resulted in a gross-up on the Company’s balance sheet for the assets it sold into the securitizations along with the related secured debt. Because the Company does not absorb the majority of the CMBS trusts’ expected losses nor does it receive a majority of the trusts’ expected residual returns, as explained under paragraph 14 of FIN 46(R), consolidation of the entire CMBS trusts was not deemed appropriate.

Note 15. Income Taxes, page F-53

52.                   Please revise your disclosure on page F-57, to confirm, if true, that the basis for reporting the valuation allowance against your deferred tax assets is to the extent you believe it is “more likely than not” the operating results of the affected tax entities will not be sufficient to allow for realization of the deferred tax assets. Refer to paragraph 17 of SFAS 109.

In response to the Staff’s comment, the Company has revised its disclosure on page F-59 to confirm that the basis for its reporting the valuation allowance against its deferred tax assets is “more likely than not” that the future taxable income in the relevant taxing jurisdictions will be insufficient to realize the related income tax benefits.

Note 18. Derivative Instruments, page F-64

53.                   With a view toward providing greater transparency in your filing, please revise to disclose the notional and fair value amount of your derivatives by accounting designation (economic, cash flow hedge, fair value hedge, etc.) and type.  For credit derivatives, clearly identify the extent to which the balances represent protection purchased or protection sold and discuss the purpose of these derivatives.

The Company believes its disclosure in the notes to its consolidated financial statements complies with the requirements under SFAS No. 133.  In response to the Staff’s comment, the Company has revised its disclosure on page 129 to include the notional and fair value amount of its derivatives with a view toward providing greater transparency.

Note 24. Comprehensive Income, page F-78

54.                   Please revise to clarify the difference between the “net unrealized holding (losses) gains arising during the period” and “net unrealized (loss) gain on investment securities and derivative instruments” line items in your comprehensive income table.

In response to the Staff’s comment, the Company has made clarifications to the Comprehensive Income table in Note 24 to the audited consolidated financial statements on page F-80.

* * * * * * *

Please do not hesitate to call Maripat Alpuche at (212) 455-3971with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

Simpson Thacher & Bartlett LLP